Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AsyncHealth, Inc.
2979 Quarry Rd
Pebble Beach, CA 93953
https://asynchealth.com

Up to $1,234,998.96 in Common Stock at $1.56
Minimum Target Amount: $19,999.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AsyncHealth, Inc.
Address: 2979 Quarry Rd, Pebble Beach, CA 93953
State of Incorporation: DE
Date Incorporated: March 10, 2022

Terms:

Equity

Offering Minimum: $19,999.20 | 12,820 shares of Common Stock
Offering Maximum: $1,234,998.96 | 791,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.56
Minimum Investment Amount (per investor): $499.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tech Innovator: $1,000+ | 2% bonus shares

Digital Health Advocate: $5,000+ | 4% bonus shares+ webinar access to the tech updates

Mental Health Visionary: $10,000+ | 10% bonus shares + Beta testing roles for new features

AI Therapy Pioneer: $25,000+ | 15% bonus shares+ Beta testing roles for new features + private session with our CEO

Mental Health Tech Leader: $50,000+ | 20% bonus shares + Beta testing roles for new features + private session with our CEO

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AsyncHealth, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $156. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

AsyncHealth, Inc. ("AsyncHealth" or the "Company") is a Delaware corporation that develops and offers an AI-enabled asynchronous telepsychiatry platform designed to improve access to mental healthcare for patients while increasing efficiency and revenue for clinicians. The Company's core technology enables patients to record video interviews with a lifelike AI agent anytime, anywhere, which are then analyzed using proprietary AI models. Clinicians review AI-generated summaries, clinical documentation and emotional insights to deliver faster, higher-quality care.

AsyncHealth operates a B2B Saas business model, offering its services to private clinics, telehealth providers, NGOs, educational institutions, and health systems across the United States. The Company's mission is to revolutionize mental healthcare delivery by leveraging asynchronous video technology and artificial intelligence, ultimately helping clinicians see more patients with less administrative burden, while offering patients faster and more accessible mental health assessments and treatment plans.

Intellectual Property

AsyncHealth operates under an exclusive license agreement with The Regents of the University of California for the intellectual property titled "Artificial Intelligence Modeling for Multi-Linguistic Diagnostic and Screening of Medical Disorders", covered by UC Case No. 2021-672. The Company holds exclusive rights to use, sell, and sublicense technology under these patent rights in the U.S. and abroad. This includes:

Updated Filing Receipt and Notice of Acceptance | UC Ref. 2021-672-3US; U.S. Patent Application No. 18/573,925; MGB Ref. 32417/50036/US U.S. Jan 13th 2025.

Patent Application No. 18/573,925, filed December 22, 2023.

PCT Patent Application No. PCT/US2022/035019, filed June 24, 2022.

U.S. Provisional Application No. 63/214,733, filed June 24, 2021.

The licensed technology allows AsyncHealth to use AI for asynchronous, multi-lingual mental health screening and diagnosis. All licensed products and services are substantially manufactured in the U.S., in compliance with 35 U.S.C. §204.

License Agreement Terms

Ongoing Fees

Annual Maintenance Fee: $3,000 due annually on the anniversary of the agreement's Effective Date, continuing until the calendar year in which the first commercial sale occurs.

Royalties

Earned Royalties: 2.5% of Net Sales of all Licensed Products and Services.

Minimum Annual Royalty Payments (starting the year after first sale):

Year 1: $3,000

Year 2: $6,000

Year 3 and onward: $15,000

These payments are creditable against earned royalties for that year.

Milestone Payment

$25,000 due within 30 days after achieving $1,000,000 in Net Sales.

Sublicensing Revenue

AsyncHealth must pay The Regents 18% of any non-sales-based consideration received in connection with sublicenses, excluding earned royalties and patent expense reimbursements.

Patent Cost Reimbursement

AsyncHealth is obligated to pay all past and future costs associated with prosecution and maintenance of the licensed patents.

Anti-dilution

AsyncHealth must maintain The Regents' equity stake at 3% of its fully diluted capitalization until it raises $4.9 million in equity financing.

Upon reaching that milestone, AsyncHealth must issue any final top-up shares needed to preserve 3% ownership as of the post-money cap table at that financing event.

The anti-dilution protection applies only to this initial threshold; it does not continue after the $4.9M is raised.

Participation Rights

The Regents (or its assignee) has the right to purchase up to 10% of the securities offered in the first Qualified Round (≥ $4.9 million in funding), on the same terms as other investors.

Thereafter, The Regents or its assignee retains a pro rata participation right in future financings, consistent with other major investors.

These rights survive termination or expiration of the license agreement.

Competitors and Industry

Competitors

The U.S. behavioral health market is valued at approximately $95 billion and is growing at a 5.3% CAGR, projected to reach $137 billion by 2032. Globally, the market is valued at $185 billion, with a growth rate of 6.71% annually. Increasing demand for mental health services, clinician shortages, and growing acceptance of virtual care options are reshaping the delivery landscape. AsyncHealth aligns with this trend by offering scalable, asynchronous solutions that address both access and efficiency challenges in mental healthcare.

Industry

AsyncHealth competes with telehealth and mental health platforms offering video consultations and digital assessments. Major competitors include BetterHelp, Talkspace, and Amwell. These companies typically offer synchronous video-based services. AsyncHealth differentiates itself by delivering asynchronous video triage powered by AI, allowing clinicians to double productivity and patients to receive care within 24-48 hours, all while reducing administrative load and improving care personalization. The Company's patented agent-based AI technology and clinician-reviewed model further enhance its unique market position.

Current Stage and Roadmap

Current Stage

AsyncHealth has developed and validated its core asynchronous video technology through 3 clinical trials funded by $7m in federal grants at the University of California Davis, achieving 84% patient satisfaction. The Company will be using a B2B Saas model for revenue generation, offering software licenses, onboarding, training and consultation packages to customers. Key customers will include private clinics, NGO's, health systems, and telehealth providers.

The Company is currently pre-revenue and aims to begin generating revenue in 2025.

Future Roadmap

AsyncHealth aims to scale its operations by investing in product development, AI model enhancement, customer acquisition, and sales infrastructure. Planned milestones include expanding its clinical customer base, enhancing agent personalization, and broadening IP coverage. Strategic growth areas include entering national and global markets, further clinical validation, and developing proprietary datasets for AI model training to enhance predictive diagnostics.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Peter Yellowlees

Peter Yellowlees's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: March, 2022 - Present
  Responsibilities: Responsible for overall strategic direction of the company. Does not currently receive compensation from the company and is self-funding. If the company is successful with their SBIR grant, Peter plans to receive a 20% salary from this, but does not otherwise plan on taking compensation from the company.

Other business experience in the past three years:

- Employer: University of California Davis
  Title: Distinguished Emeritus Professor of Psychiatry
  Dates of Service: January, 2004 - June, 2024
  Responsibilities: Full-time from Feb 2004 to June 30 2022 as an academic psychiatrist, and then 20% time from 1st July 2022 to Jun 30 2024 directing a graduate teaching program in Physician Wellbeing.

Other business experience in the past three years:

- Employer: Turning Point Community Programs
  Title: Secretary of the Board
  Dates of Service: January, 2020 - Present
  Responsibilities: This unpaid part-time position (8 hours per month approx) requires attendance at Board, and Board committee meetings, and occasional phone conferences and other relevant meetings and interactions which are usually online

Name: Steven Chan

Steven Chan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Manages the technology used to power AsyncHealth's product, including the software engineers,

data science, and quality assurance. Also manages the team's virtual work infrastructure, marketing technologies, visual communications, and media.

Other business experience in the past three years:

- Employer: U.S. Department of Veterans Affairs
  Title: Staff Physician
  Dates of Service: August, 2018 - Present
  Responsibilities: Addiction medicine clinical care for veterans in outpatient medication clinic, inpatient consults and referral services, and administrative organization, with telepsychiatry outreach to rural outpatient clinics and close collaboration with psychologists, social workers, and pharmacists. Supervision for Stanford University School of Medicine trainees.

Other business experience in the past three years:

- Employer: HMP Global (formerly North America Center for Continuing Medical Education - NACCME)
  Title: Contract Instructor/Steering Committee Member
  Dates of Service: March, 2017 - Present
  Responsibilities: Gives presentations to clinician attendees about topics in mental health, and also connect speakers for the company's conferences. The company also publishes his educational articles, interviews, and videos.

Name: Barbara Yellowlees

Barbara Yellowlees's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: As Chief Operating Officer, her role includes overseeing company operations and advising on strategic directions and marketing efforts.

Other business experience in the past three years:

- Employer: Robopath Inc
  Title: CEO
  Dates of Service: June, 2021 - Present
  Responsibilities: As part-time CEO her role has primarily been to set and execute strategy directions, and oversee company operations

Name: Robert Gregoire

Robert Gregoire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Business Officer and Principal Accounting Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Strategic business guidance and support

Other business experience in the past three years:

- Employer: CxORE, LLC
  Title: Chairman
  Dates of Service: June, 2014 - Present
  Responsibilities: Strategic direction and governance

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any

investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market

dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
AsyncHealth Inc was formed on March 10, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AsyncHealth, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and

regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Yellowlees	2,700,000	Common Stock	60.49%
Steven Chan	900,000	Common Stock	20.16%

The Company's Securities

The Company has authorized Common Stock, SAFE: Stan & Maureen Mette, SAFE: Steven Chan, SAFE: Peter and Barb Yellowlees, SAFE: Lynard Khan, and SAFE: P Dillon/S Wilhelm. As part of the Regulation Crowdfunding raise, the Company will be offering up to 791,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,488,298 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The amount outstanding does not include any shares that may be issued in connection with The Regents of the University of California's anti-dilution rights. See Company Overview section for additional details on how their anti-silution rights may impact your ownership stake in the future.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE: Stan & Maureen Mette

The security will convert into Common stock and the terms of the SAFE: Stan & Maureen Mette are outlined below:

Amount outstanding: $50,000.00
Maturity Date: January 01, 2023
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified equity financing.

Material Rights

There are no material rights associated with SAFE: Stan & Maureen Mette.

SAFE: Steven Chan

The security will convert into Common stock and the terms of the SAFE: Steven Chan are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 25, 2023
Interest Rate: 0.0%
Discount Rate: 80.0%

Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified equity financing.

Material Rights

There are no material rights associated with SAFE: Steven Chan.

SAFE: Peter and Barb Yellowlees

The security will convert into Common stock and the terms of the SAFE: Peter and Barb Yellowlees are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 30, 2023
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified equity financing.

Material Rights

There are no material rights associated with SAFE: Peter and Barb Yellowlees.

SAFE: Lynard Khan

The security will convert into Common stock and the terms of the SAFE: Lynard Khan are outlined below:

Amount outstanding: $25,000.00
Maturity Date: June 28, 2023
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified equity financing.

Material Rights

There are no material rights associated with SAFE: Lynard Khan.

SAFE: P Dillon/S Wilhelm

The security will convert into Common stock and the terms of the SAFE: P Dillon/S Wilhelm are outlined below:

Amount outstanding: $35,000.00
Maturity Date: August 01, 2023
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified equity financing.

Material Rights

There are no material rights associated with SAFE: P Dillon/S Wilhelm.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, one of the Company's investors has anti-dilution provisions pursuant to the terms of the Company's IP license Agreement. Please see the Company Overview section for information on how these anti-dilution rights may impact your ownership stake in the future.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 144,723
  Use of proceeds: Partial payment for exclusive IP license to University of California
  Date: February 12, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Technology development
  Date: January 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Technology development
  Date: April 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Technology development
  Date: April 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Technology development
  Date: June 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $35,000.00
  Use of proceeds: Technology development
  Date: August 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The founders have committed to paying for a year of expenses at current burn rate of $15k per month. We have a $2.4m grant under review, and are close to revenue generation with several customers. We can operate for at least one year currently.

Foreseeable major expenses based on projections:

Our major expense over the past year has been R&D on the product. This will reduce as we now have a working MVP and we plan on increasing our spend on business development and customer support

Future operational challenges:

Our major challenge is business development and the time that health care groups and decision makers require to make buying decisions and to agree to modify their workflows. We have performed over 150 customer interviews and have completed the NSF i-corps program to identify our best product market fit.

Future challenges related to capital resources:

We are a virtual company with very few core administrative expenses and have bootstrapped the company successfully for the past 2 years. We intend to use impending revenue primarily to pay for operations as much as is possible, but are raising this SEED round of up to $1.5m to enable us to significantly increase our business development expenditure.

Future milestones and events:

We are attracting a lot of interest in our approach to improving mental health care and combating the dual problems of patient access and workforce shortages and expect that needs for our product will increase markedly over time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has capital resources available in the form of a commitment from the founders to pay for one year of our current level of expenses ($15k per month). We have a $2.4m SBIR grant under review and as we move into a positive revenue position will then be able to re-open discussions with several VC's with whom we have connected in the past.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations in that they will allow us to expand our operations and business development much more rapidly than is currently possible.

These funds are required to support business development, sales and customer support to enable our continuing expansion. We do however have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. We are working in a demanding market space and currently are market leaders, and we wish to maintain that role. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We already have investors who say that they will commit between $75k and $100k at the start of the StartEngine Reg CF raise so our minimum funding goal in the first instance is $124k, but we really hope to raise between $1m and $1.5m Our current monthly burn rate is $15k which is mainly spent on R&D and IT/software, legal and patent costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.5m, we anticipate the Company will be able to operate for 2 years. This is based on a projected monthly burn rate of 60k for expenses related to business development, R&D, Marketing/digital brand development and admin/patent/legal expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including approaching Angel groups and VC's once we have reasonable revenue (Most VC's that we have spoken to require $1m ARR) as well as other grants and non-dilutive sources.

Indebtedness

- Creditor: Peter and Barb Yellowlees
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2026
  No payments required before maturity date

- Creditor: Steven Chan
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2026
  No payments required before maturity date

Related Party Transactions

- Name of Person: Peter and Barb Yellowlees
  Relationship to Company: Directors & Officers
  Nature / amount of interest in the transaction: The amount owed is $50,000.00
  Material Terms: The interest rate is 6%. The maturity date is August 1, 2026. No payments required before maturity date.

- Name of Person: Steven Chan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The amount owed is $50,000.00.
  Material Terms: The interest rate is 6%. The maturity date is August 1, 2026. No payments required before maturity date.

Valuation

Pre-Money Valuation: $7,001,744.88

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has only Common Stock outstanding. The Company has no options or warrants outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $155,000 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.20 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.96, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Business Development, customer support and sales
  45.0%
  We will use the funds raised to accelerate our sales and therefore to help raise more revenue, including employment of sales and customer support personnel. Salaries commensurate with training, experience and position.

- Research & Development
  20.0%
  We will use the funds raised for new product development, technology support, innovation and enhancements.

- Brand development, website and digital marketing
  9.0%
  We will use the funds raised to elevate our brand and digital marketing efforts

- Company Infrastructure and Employment
  8.5%
  We will use the funds to improve the company infrastructure and hire key personnel for daily operations, including the following roles: Office Administration.

- Working Capital
  9.0%
  We will use the funds for working capital to cover expenses for the patent and legal expenses as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://asynchealth.com (asynchealth.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/asynchealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AsyncHealth, Inc.

[See attached]

AsyncHealth, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: AsyncHealth, Inc. Management

We have reviewed the accompanying financial statements of AsyncHealth, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. While certain circumstances may create uncertainties about the Company's ability to sustain its current operations, it is important to recognize that these challenges are inherent to the early stages of the company's lifecycle. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 21, 2025

AsyncHealth, Inc.

STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Cash and cash equivalents	21,526	70,795
Safe receivable	-	25,000
Other current assets		756
Total Current Assets	21,526	96,551
TOTAL ASSETS	21,526	96,551
LIABILITIES AND EQUITY		
Liabilities		
Short-term loans from shareholders	8,000	23,757
Accrued liabilities	34,280	-
Other current liabilities	18,526	10
Total Current Liabilities	60, 806	23,767
Loans payable	90,000	-
Total Long-Term Liabilities	90,000	-
TOTAL LIABILITIES	150,806	23,767
EQUITY		
Common stock	418	450
SAFE	224,000	224,000
Accumulated deficit	(353,698)	(151,665)
Total Equity	(129,280)	72,785
TOTAL LIABILITIES AND EQUITY	21,526	96,551

See Accompanying Notes to these Unaudited Financial Statements

AsyncHealth, Inc.

STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating expenses		
General and administrative	199,747	136,384
Tax expense	2,285	660
Total operating expenses	202,033	137,044
Total loss from operation	(202,033)	(137,044)
Earnings before income taxes, depreciation, and amortization	(199,747)	(136,384)
Net loss	(202,033)	(137,044)

See Accompanying Notes to these Unaudited Financial Statements

AsyncHealth, Inc.

STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares Amount	$ Amount	SAFE Investment	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/23	-	-		-	(14,621)	(14,621)
Common stock	4,500,000	450		-	-	450
SAFE	-	-	224,000	-	-	224,000
Net loss	-	-		-	(137,044)	(137,044)
Ending Balance 12/31/2023	4,500,000	450	224,000	-	(151,665)	72,785
Common stock	-	-		-	-	-
Repurchase of common Stock	(320,625)	(32)		-	-	(32)
SAFE	-	-		-	-	-
Net loss	-	-		-	(202,033)	(202,033)
Ending Balance 12/31/2024	4,179,375	418	224,000	-	(353,698)	(129,280)

See Accompanying Notes to these Unaudited Financial Statements

AsyncHealth, Inc.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net loss	(202,033)	(137,044)
Adjustments to reconcile Net loss to Net Cash used in operations:		
Other current assets	756	(756)
SAFE receivable	25,000	(25,000)
Accrued liabilities	34,280	-
Other current liabilities	18,517	(615)
Total Adjustments to reconcile Net loss to Net Cash provided by (used in) operations:	78,553	(26,371)
Net Cash used in Operating Activities	(123,480)	(163,415)
FINANCING ACTIVITIES		
Short-term loans from shareholders	(15,757)	8,325
Long-term loans from shareholders	90,000	-
Common Stock	(32)	450
SAFE	-	224,000
Net Cash provided by Financing Activities	74,211	232,775
Cash at the beginning of period	70,795	1,435
Net Cash decrease (increase) for the period	(49,269)	69,360
Cash at end of period	21,526	70,795

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AsynchHealth, Inc ("the Company") was formed in Delaware on March 22nd, 2022. The company plans to earn revenue using a SAAS platform leveraging AI technologies including predictive analytics to provide mental health services. The company's headquarter is in CORP2000, 838 Walker Road, Suite 21-2, Dover, County of Kent, Delaware 19904 and the customers are mainly in the USA but will eventually be global. The Company will be funded through private capital contributions from the owners and investors to support its operating need. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The founders are currently funding the Company. The Company applied for a $2.4 million SBIR grant in September 2024, which was unsuccessful, but was encouraged to reapply, which was done in January 2025 and is currently under review. The company expects to generate revenue by the second quarter of 2025 and is conducting this crowdfunding round to provide additional headroom and primarily fund business development and customer support activities. Management remains committed to its strategic objectives and believes that its ongoing efforts will mitigate the risks associated with early-stage operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $21,526 and $70,795 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling software-as-a-service (Saas) licenses to clinical sites, providing access to its platform for training, consultation, and data storage. The Company's payments for license and implementation fees are generally collected upfront on an annual basis. Additionally, services such as extra seats, consultation blocks, avatar scripts, and EMR integration, are billed separately. The Company's primary performance obligation is to maintain satisfactory training, support, uptime, and storage over the life of the subscription and revenue is recognized over the life of the subscription as performance obligations are satisfied.

General and Administrative

General and administrative expenses consist of costs related to overall operations of the business, including banks fees and service charges, memberships and subscriptions, liability insurance, accounting and legal fees, shipping and postage, software and apps, professional fees, supplies and materials, taxes, contract labor, meals, office supplies, and travel expenses.

Income Taxes

The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, and 2024, the Company had outstanding short-term loans payable to its shareholders. As of December 31, 2023, the Company had loans of $1,000 from Michelle Burke, $6,000 from Peter Yellowlees, and $16,757 from Steven Chan. As of December 31, 2024, the outstanding short-term loan payable to Peter Yellowlees was $8,000. The balance is non-interest bearing and due on demand.

As of the year ended December 31st, 2024, the Company had outstanding loans payable to its Shareholders, including $50,000 from Peter Yellowless and $40,000 from Steven Chan. The total balance of $90,000 bears an interest rate of 6% and is due on August 7th, 2026. These transactions were conducted in the normal course of business, and the terms were considered to be on an arm's-length basis. .

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company has certain commitments and contingencies related to loans obtained from Peter Yellowless, Steven Chan, and Michelle Burke. The Company acknowledges these commitments as part of its financial obligations.The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In August 2024, the Company entered into a loan agreement for $90,000 with an interest rate of 6% and a maturity date of August 07, 2026. This loan is unsecured. The balance of this loan was $90,000 as of December 31, 2024.

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Shareholder Loans	90,000	6%	August 07, 2026	-	90,000	90,000	2,160
Total				-	90,000	90,000	2,160

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	90,000
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 4,500,000 and 4,179,372 shares were issued and outstanding as of 2023 and 2024 respectively. During 2024, the Company repurchased 320,625 common shares at a price of $0.0001 per share, for a total consideration of $32.07. The Company's ownership structure as of December 31, 2023 and 2024, includes three shareholders: Peter Yellowless who owns 2,700,000 shares, representing 57.70% of the fully diluted ownership, Steven Chan who owns 900,000 shares, representing 19.23% of the fully diluted ownership, and Michelle Burke , who owns 579,375 shares, representing 12.38% of the fully diluted ownership.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. These agreements provide investors with the right to future equity in the Company during a qualified financing or change of control event. The SAFEs bear no interest, have no maturity dates, and include a discount rate of 80% to the future equity purchase price. None of the agreements include a valuation cap. The total purchase amount of SAFE investments as of December 31, 2023 and 2024, was $199,000, and $224,000, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 21, 2025, the date these financial statements were available to be issued.

On February 18, 2025, AsyncHealth, Inc. entered into an exclusive patent license agreement with the Regents of the University of California. As part of this agreement, AsyncHealth is required to reimburse The Regents for patent costs totaling approximately $29,914. The reimbursement is structured in six installments, with the initial payment of $5,000 due within six months of the agreement's effective date. The remaining balance is payable in subsequent intervals over a three-year period. While this transaction does not impact the financial position or results of operations as of year-end, management has disclosed the event due to its potential impact on future periods.

In March 2025, the Company received notification from UC Davis indicating their withdrawal from the $64,000 Simple Agreement for Future Equity (SAFE) entered into in August 2023. As the withdrawal occurred in 2025, it qualifies as a subsequent event for the fiscal year ending December 31, 2024. Consequently, the SAFE will remain recognized in the 2024 financial statements and will only be derecognized in the 2025 financial statements. The Company will disclose this event in the notes to the 2024 financial statements without making any adjustments to the reported financial figures.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF ASYNCHEALTH

The clinician-built platform that uses AI to streamline mental health care

AsyncHealth has developed and launched its HIPAA-compliant software, "Async," which has been used in clinical environments. With $7M in NIH grants, an exclusive IP agreement and a patent-pending, three successful clinical trials involving 550 patients, 15 peer-reviewed publications and early customer traction, the company aims to begin generating revenue in 2025*.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ASYNCHEALTH
Your Mental Health, Without the Wait.
Instant access to mental healthcare, without the wait. AsyncHealth's AI-powered platform connects patients and clinicians anytime, anywhere—eliminating long waitlists and making care more accessible.

$177,239.24 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$1.56 Per Share

RAISED	INVESTORS
$177,239.24	34
MIN INVEST	**VALUATION**
$499.20	$7M

REASONS TO INVEST

- **Addressing the Mental Health Crisis:** AsyncHealth is designed to significantly reduce long wait times by enabling AI-powered asynchronous consultations. Patients typically receive expert mental health recommendations within 24 to 48 hours, improving access to care without geographic constraints.

- **Leadership in Telepsychiatry:** Led by world-renowned telepsychiatry experts, AsyncHealth's founders have received global recognition for their innovation. Co-founder Dr. Peter Yellowlees was the President of the American Telemedicine Association, and Dr. Steven Chan chaired the Committee on Innovation at the American Psychiatric Association.

- **Demonstrated Traction:** With patent-pending technology, partnerships with University of California, Davis, and a growing clinical adoption, AsyncHealth has demonstrated feasibility through trials, secured early B2B customers, and is preparing to scale in the $91B behavioral health market.

*Forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

TEAM



Peter Yellowlees • Chief Executive Officer & Director

Peter Yellowlees, MD, is the CEO and founder of AsyncHealth. He is a psychiatrist with extensive experience in asynchronous mental health consultations, having led a research team in this field for over a decade. Through AsyncHealth, Dr. Yellowlees is working to commercialize asynchronous mental health consultation technologies.

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Steven Chan • Chief Technology Officer

Steven Chan is the Chief Technology Officer of AsyncHealth. He has experience in digital mental health and AI systems, with a background that includes roles as a voice UI software engineer and clinical informatics physician in Silicon Valley.

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Barbara Yellowlees • Chief Operating Officer

Ms. Yellowlees, COO of AsyncHealth, has extensive experience in the health technology industry. She previously served as founder and CEO of HealthLinkNow, Inc., a telemedicine company that was acquired by a Fortune 500 company in 2016. Ms. Yellowlees has also held leadership roles at RoboPath, Inc. and the Medical Board of California, and has contributed to industry organizations such as the California Emerging Technology Fund and the American Telemedicine Association.

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Robert Gregoire • Chief Business Officer and Principal Accounting Officer

Bob Gregoire is the Chief Business Officer of AsyncHealth. He brings extensive experience leading organizations through transitions and growth initiatives. Bob is also the Founder and Chairman of CxORE, an advisory firm supporting organizations undergoing change. He previously founded and led a national outsourcing firm that was acquired by CH2M Hill (now Jacobs) and has served on various professional and community boards.

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THE PITCH

Why This Matters

The mental healthcare system is overwhelmed—patients wait months for care, and clinicians struggle with burnout. AsyncHealth is pioneering a new model that uses AI to streamline mental health care:

The 4-step process

01. Asynchronous video interview

Patients record their consultation with a lifelike, personalized AI virtual agent interviewer anytime, anywhere, on any device.


ASYNCHEALTH
PATIENT

02. Automated note taking

AI automatically transcribes the interview, creating a searchable patient history and a summary that's formatted for medical documentation.


Hi
Will Byers!
Record Video
Choose your focus >
My Videos >

03. AI video analysis

A dashboard presents patient data in a clear, easy-to-digest format, overlays detailed emotional insights, and highlights key datapoints.

04. Clinician review

The clinician reviews the transcript, summary, and video before finalizing the diagnosis and treatment plan for submission to the EHR.

AI-enabled asynchronous video consultations


Choice of AI virtual agent
Patient video
Interview transcript linked to timecodes
Video triage
Alerts
AI-generated highlights

AI-powered asynchronous video consultations. Our software enables patients to record virtual interviews with a lifelike AI virtual agent anytime, anywhere. Clinicians can then review AI-generated summaries, with the potential to reduce diagnosis and treatment times by up to 50%.*

**This estimate is based on internal studies and may not reflect all use cases.*


John Doe
Not reviewed by anyone
Export
Summary
Edit
1. General Summary:
This is a 35 year old, cisgender male with a history of depression, presenting here with complaints of chronic depression and distress.
2. Detailed Summary:
John's ongoing depressive symptoms have begun to impede his day-to-day functioning and relationships. These issues started six months ago following the loss of a close friend, and now manifest in sleep disturbances, loss of appetite, weight loss, and an overall decrease in interest towards routine activities. He has previously had two episodes of depression, with significant life events functioning as the triggers. Currently, his state of mind necessitates immediate grief counseling, and potential adjustment of his medication regimen. John is a licensed civil engineer, married, and has one child, but despite these supports, his mental health struggles are significant and require immediate attention.
Sections
QSearch for question title and answers
Consultation Transcription Notes
[psychosocial_demographics] Please confirm your name, your date of birth and your marital status. Please tell me if you are in a significant relationship at present and if you have any children, and how old they are and what they do.
My name is John Doe. I'm 35 years old. I'm married and have a good long term relationship with my wife. We have one child. I work as a civil engineer. And my wife also works full-time running a company.
Patient info
John Doe
johndoe@gmail.com
Past video

Already in use at clinical sites, our patent-pending technology is introducing a new approach to mental healthcare delivery. With a leadership team of industry veterans and a business model soon to be generating revenue, we believe AsyncHealth is positioned for growth.

THE PROBLEM & OUR SOLUTION

The Mental Health Crisis

Millions of people struggle to access mental health services due to an overwhelming demand for clinicians. The result? A broken system where patients endure months-long waitlists, providers face high burnout rates, and excessive administrative burdens limit efficiency.

The Mental Healthcare System is Failing In 4 Key Ways

Excessive Patient Demand

Long waitlists, increased hospital stays, and clinician burnout due to overwhelming demand, especially among children and seniors.

Reliance on Synchronous Care

Current telehealth solutions only provide real-time care without increasing patient capacity or clinician flexibility.

An Inefficient System

Excessive administrative work reduces clinician productivity, limiting quality care and earnings.

Little Technology Disruption

AI and video innovations have yet to significantly improve patient outcomes or clinical efficiency.



54%	3 – 6 months
Patients receiving no or wrong treatment	Typical length of clinician waitlists
55%	**$100 Billion p/a**
Average rate of burnout for providers	Lost productivity per year in the USA

How AsyncHealth Solves It

AsyncHealth disrupts the outdated clinical model by enabling AI-driven asynchronous consultations to streamline mental health care. Instead of waiting for an appointment, patients engage in virtual video interviews with AI virtual assistants, which gather responses and generate clinical summaries.

How AsyncHealth Benefits Patients & Clinicians


For Patients
Faster, Easier Access to Mental Healthcare
Will Byers
My Videos
My Reports

Immediate access to expert mental health insights, without scheduling conflicts

Reduced barriers to care, with AI virtual agents offering comfort and anonymity

24-48 hour turnaround for diagnoses and treatment plans

AI transcription and summarization automate documentation

See more patients in less time, improving earning potential and work-life balance

Scale operations efficiently to meet rising demand


For Clinicians
Increased Efficiency & Better Work-Life Balance
Hi
Will Byers!
Record Video
Choose your focus
My Videos

AsyncHealth's patent-pending approach is designed to improve provider efficiency and support better patient outcomes.

THE MARKET & OUR TRACTION

A $87 Billion Market Opportunity

The U.S. behavioral health industry was valued at $87B in 2023, growing at 5.3% annually. Globally, the market reaches $310B, with a 6.71% CAGR by 2032. The demand for digital mental health solutions is surging, driven by:

- The rise of telehealth, with 37% of mental health consultations now virtual
- A 350:1 patient-to-clinician ratio, straining existing care models
- A 35% patient preference for virtual care


Projected US Market Size
$87bn
5,1% CAGR
$137bn
2023
2032


Projected Global Market Size
$162bn
6,7% CAGR
$310bn
2023
2033

Testimonials – What Our Users Are Saying

We're continuing to optimize our product-market fit with customers...

Tom D.

"I prefer an avatar to a real person because I know an avatar cannot judge me, which makes me feel more comfortable opening up about my mental health."

The Health Care Blog

"Very accurate and impressive. It saves a significant amount of time in the intake process and helps the patient get to the right type of treatment."

Julia H.

"It was very easy to record my answers, upload, and re-record!"

84%

Patient satisfaction in University of California Davis Clinical Trial

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Join Us In Shaping the Future of Mental Healthcare

AsyncHealth is not just another telehealth company—it's pioneering a new approach with clinician designed AI-driven asynchronous mental healthcare.

- Early presence in the emerging telepsychiatry space.
- Clinically evaluated with research-backed results
- Patent-pending technology, developed with long-term defensibility in mind.


Invest in AsyncHealth today.
ASYNCHEALTH

THIS PAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
2979 Quarry Rd
Pebble Beach, CA 93953

WEBSITE
View Site

AsyncHealth has developed and launched its HIPAA-compliant software, "Async," which has been used in clinical environments. With $7M in NIH grants, an exclusive IP agreement and a patent-pending, three successful clinical trials involving 550 patients, 15 peer-reviewed publications and early customer traction, the company aims to begin generating revenue in 2025*.

TERMS

AsyncHealth

Overview

PRICE PER SHARE
$1.56

VALUATION
$7M

DEADLINE
Jul. 23, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.96

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,820

MAX NUMBER OF SHARES OFFERED
791,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$21,526	$96,551
Cash & Cash Equivalents	$21,526	$70,795
Accounts Receivable	$0	$0
Short-Term Debt	$60,806	$23,767
Long-Term Debt	$90,000	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$2,285	$660
Net Income	-$202,033	-$137,044

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tech Innovator: $1,000+ | 2% bonus shares

Digital Health Advocate: $5,000+ | 4% bonus shares+ webinar access to the tech updates

Mental Health Visionary: $10,000+ | 10% bonus shares + Beta testing roles for new features

AI Therapy Pioneer: $25,000+ | 15% bonus shares+ Beta testing roles for new features + private session with our CEO

Mental Health Tech Leader: $50,000+ | 20% bonus shares + Beta testing roles for new features + private session with our CEO

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AsyncHealth, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $156. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

05.27.25

Flash Perks — This Week Only


ASYNCHEALTH
Flash Perks
Join the movement to transform mental health care.
Flash Perks are available for investors this week.

FLASH PERK AVAILABLE! We're excited to offer a bonus opportunity for those joining us in our mission to transform mental health care.

AsyncHealth aims to build clinician-first, AI-powered tools that we believe could make care more accessible, efficient, and human:

✅ Asynchronous video interviews with photorealistic avatars

✅ Emotion detection & smart note generation

✅ AI scribe services and customizable clinical workflows

Your support helps us aim to expand our impact—potentially reaching more clinicians and patients with technology that could help them thrive.

Learn more at our StartEngine page at https://www.startengine.com/offering/asynchealth

Let's create the future of mental health care—together.

DISCLOSURE: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.27.25

American Psychiatric Association Conference

Steven and I enjoyed meeting a number of our investors in AsyncHealth at the American Psychiatric Association Conference in Los Angeles. We are encouraged by the interest shown by psychiatrists among our early investors, which we see as a positive validation of our approach, using AI agents and scribes to streamline mental health care. Between us, we participated in five presentations, which were attended by engaged audiences who asked numerous questions. One panel discussion extended beyond its scheduled time due to active participation from attendees, while another talk that I gave had an audience size of over 200 attendees that we counted who came to learn about the model of care that we have developed at AsyncHealth. We recorded this last talk and will be publishing a 25 minute version of it soon. Thanks indeed to all of you who are interested in AsyncHealth. We encourage you to share your interest in AsyncHealth with others who might want to learn more about our funding raise.

My best wishes to all

Peter Yellowlees

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PRESS

The Health Care Blog's Channel – YouTube

Peter Yellowlees MD is CEO at AsyncHealth--this is a new company that is doing the intake interview for a psychiatrist or psychologist session.

View Article

Psychiatry Online

Using Asynchronous Telepsychiatry to Improve Mental Health Outcomes

View Article

Sierra Sacramento Valley Medical Society

Asynchronous video visits, driven by AI, offer an effective and efficient new approach.

View Article

The Medical Mind

APA Innovation Hour: Asynchronous Approaches to Mental Health Care with Dr. Peter Yellowlees

View Article

ALL UPDATES

05.20.25

Thank you

Dear investors and all who are following the AsyncHealth crowdfunding campaign. Thanks indeed for your interest, commitment and involvement with this exciting process that has got off to an amazing start, with almost $200k raised in the first two weeks as of May 4th 2025. We really appreciate your involvement. Please pass on information about this raise to any colleagues or friends who think might also be interested.

Best wishes and thanks

Peter Yellowlees and Steven Chan

05.16.25

Join AsyncHealth at the APA in Los Angeles!


ASYNCHEALTH
Join AsyncHealth in Los Angeles!
Live demos, bold ideas, and future-shaping conversations with our founders. Let's transform mental health care together.

Join AsyncHealth in Los Angeles!

We will be live in-person at the **American Psychiatric Association (APA) Annual Meeting**, and can't wait to share AsyncHealth, demo our product, and share our vision of the future of mental health.

We welcome the opportunity to meet with interested parties! Contact us at founders@asynchealth.com .

Join us May 17-May 21 in Los Angeles! And join our sessions and courses:

- Essentials of Telepsychiatry, Digital Mental Health, and Online Practice course
- AI Explained: Practical Applications for the Modern Psychiatrist course
- Psychiatrists Who Build: Disrupting Mental Health Through Entrepreneurship — at the Mental Health Innovation Zone
- AI as a Partner: How Scribes, Avatars, and Ambient Listening Are Changing Care — at the Mental Health Innovation Zone
- AI Agents and Analytics - How to Work With a Virtual Clinical Assistant in Your Practice

Disclaimer: Attending the event does not guarantee any particular investment outcome or benefit.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.16.25

Insider Investment Notice

One insider of the company has invested a total of $1,036.57 in this offering. This investment was made by an individual related to the officer of the company. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.09.25

Insider Investment Notice

One insider of the company has invested a total of $5,176.41 in this offering. This investment was made by an individual related to the officer of the company. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tech Innovator
$1,000+ | 2% bonus shares
Select

$2,500
Flash Perk 1
Invest $2,500+ between day 35 - 40 and receive 8% bonus shares
04 Days 17 Hours 56 Minutes 37 Seconds
Select

$5,000
Digital Health Advocate
$5,000+ | 4% bonus shares+ webinar access to the tech updates

$10,000
Mental Health Visionary
$10,000+ | 10% bonus shares + Beta testing roles for new features

$25,000
AI Therapy Pioneer
$25,000+ | 15% bonus shares+ Beta testing roles for new features + private session with our CEO

Select

Select

Select

$50,000

Mental Health Tech Leader

$50,000+ | 20% bonus shares + Beta testing roles for new features + private session with our CEO

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Theodore Lyons
13 days ago

Hi there - do you need FDA approval for any of this technology, or can you/are you actually selling it now?

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1 0

PY

Peter Yellowlees
AsyncHealth • 13 days ago

Good question - thanks. We do not need FDA appoval as our software solution is defined as a "decision support tool" using the FDA definitions - we deliberately do not have the AI making a diagnosis by itself and insist on a clinician always reviewing the medical history, making any alterations they wish, and signing off. As a result we are not a "medical device". Our current software is being used in pilot mode right now and we are selling it to other customers who we expect to be using it very soon. Of course we have, with two earlier versions of the software that did not include AI interviewers or scribes, performed 3 clinical trials on about 700 patients through UC Davis so we are very confident that this improved version of the software will be acceptable to both patients and clinicians.
Peter Yellowlees

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0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Peter:

"Millions of people struggle to access the mental healthcare they desperately need. If it's not you, it's someone you know—a friend, a family member, or a colleague.

But the system is overwhelmed. Patients are waiting months for appointments while clinicians are burned out and drowning in paperwork. Almost half of all patients with mental health disorders receive no care at all.

It's not just costing emotionally, but also economically—$100 billion a year in lost productivity alone.

As experienced psychiatrists, we know it doesn't have to be this way. That's why we created AsyncHealth: to make people happier and healthier."

[Part 2: The Solution – Introduction to Async]

[Cut to Steven with an on-screen graphic introducing him as co-founder, psychiatrist and CTO, followed by animated visuals showing the AsyncHealth platform in action—avatars, video responses, transcriptions and appropriate stock to fill in the gaps. Soft background music begins.]

Steven:

"AsyncHealth is aiming to revolutionize mental healthcare through the application of Artificial Intelligence. We have a simple yet powerful idea: remove the need for appointments.

[Steven's voiceover. Cut to a split-screen: a patient recording a video in their living room; a clinician reviewing the transcript and making a diagnosis]

Our AI-powered platform empowers patients to securely record guided video interviews with realistic, empathetic AI video assistants—anytime, anywhere, on any device. These interviews are automatically transcribed, analyzed, and summarized, providing clinicians with actionable insights to enhance care quality while saving valuable time.

For patients it means no more waiting – treatment can start within hours

[Part 3: The Impact – Real Outcomes]

[Peter returns to the screen, speaking directly. Background visuals: statistics appear alongside simple, dynamic graphics.]

Peter:

AsyncHealth is backed by over a decade of research. Our patent-pending technology is already beginning to transform care in clinical environments. And the outcomes speak for themselves.

Without making an appointment patients typically see a 24 to 48-hour turnaround for diagnoses and treatment plans.

Clinicians reduce consultation and documentation time by up to 50%, allowing them to see more patients and focus on key clinical issues, not admin tasks.

Disclaimer on screen: *This estimate is based on internal studies and may not reflect all use cases.

And health systems can expand patient capacity and improve quality of care and earning potential.

Now, with your investment, we're ready to accelerate our growth."

[Part 4: The Opportunity – Call to Invest]

[Cut to powerful imagery: patients smiling, clinicians reviewing Async dashboards, and visuals of a growing mental health market.]

Steven (voiceover):

"The U.S. mental health market is projected to reach $115 billion by 2030.

By investing in AsyncHealth, you're not just joining a growing market; you're helping us solve a global crisis. You're creating a world where access to mental healthcare is efficient, and life-changing."

[Part 5: Closing – Strong CTA]

[Peter, addresses the audience one last time.]

Peter:

"We're inviting you to be part of this change. Together, we can help clinicians care for more people, faster – and give patients the access they deserve.

Join us. Invest in AsyncHealth today, and let's transform mental healthcare for good."

Embedded Video

Mental health is a deeply personal issue that millions of people face every day. Sadly, our health system is stretched thin.

Too few clinicians. Not enough flexibility. With appointments more elusive than ever, it can feel like there's no one to turn to for help. There has to be a better way. At Async Health, we believe in making people happier and healthier, and we're on a mission to unlock the potential of mental health care.

Technology has given us the freedom to decide when, where, and how we connect with others. But we believe this has never been fully realized for mental health care. Until now. Introducing Async, the mental health AI-augmented video app, designed with both the patient and clinician at heart. Async unlocks the asynchronous connection between patients and clinicians, making mental health care efficient and accessible by triaging patients to the right care, anytime, anywhere.

To get care, it's as easy as hitting record on your phone. Every story is unique and important, and you can entrust yours to Async's compassionate AI-assisted interviews. Behind the scenes, Async connects, accelerates, and enhances your journey to mental wellness. Async connects patients and psychiatrists together through asynchronous video interviews.

Patients record their stories on video, choosing the interviewer that best matches their personal preferences and likes. All without the need for an appointment. Async is also designed to accelerates mental healthcare. Semi-automation enables psychiatrists to quickly assess and plan treatments, increasing patient interactions and flexible scheduling. And we believe Async enhances the healthcare experience through AI-assisted diagnoses, granting anywhere, anytime access to mental health support.

Async aims to improve the efficiency and accessibility of mental healthcare by empowering clinicians to create better outcomes and fundamentally make people happier.

Join the mental health revolution.

AsyncHealth. Making time for mental health matters.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ASYNCHEALTH, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF MARCH, A.D. 2022, AT 2:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6666718 8100
SR# 20220955068

Authentication: 202898202
Date: 03-13-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:26 PM 03/10/2022
FILED 02:26 PM 03/10/2022
SR 20220955068 - File Number 6666718

CERTIFICATE OF INCORPORATION OF

ASYNCHEALTH, INC.

ARTICLE I

The name of the corporation is AsyncHealth, Inc. (the "***Company***").

ARTICLE II

The address of the Company's registered office in the State of Delaware is CORP2000, 838 Walker Road, Suite 21-2, Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is CORP2000.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 10,000,000 with par value of $0.0001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Carole H. Bellis
DLA Piper LLP (US)
2000 University Avenue
Palo Alto, CA 94303

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the Bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the Bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in Article VIII and Article IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on March 8, 2022.

DocuSigned by:
Carole Bellis
95E9F25227D749F

Carole H. Bellis
Incorporator